Exhibit 12.1

Jabil Circuit, Inc.

Computation of the Ratio of Earnings to Fixed Charges

	Years Ended August 31,						Six Months Ended February 29, 2008
	2002	2003	2004	2005	2006	2007
				(in thousands)
Calculation of Earnings:
Net Income	$38,731	$28,570	$173,730	$203,875	$164,518	$73,236	$37,956
Income taxes (benefit)	11,382	(7,766)	29,539	37,093	60,598	21,401	12,733

Income before taxes	$50,113	$20,804	$203,269	$240,968	$225,116	$94,637	$50,689

Plus:
Fixed charges	$25,266	$31,462	$33,021	$35,067	$41,818	$103,037	$60,093
Capitalized interest	(1,737)	(861)	(88)	(845)	(1,610)	(2,500)	(1,316)
Amortized of previously capitalized interest	120	153	190	192	218	265	132

Total earnings	$73,762	$51,558	$236,392	$275,382	$265,542	$195,439	$109,598

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense	$13,055	$17,019	$18,546	$20,667	$23,507	$86,069	$49,296
Capitalized interest	1,737	861	88	845	1,610	2,500	1,316
Interest factor attributable to rentals	10,474	13,582	14,388	13,555	16,702	14,468	9,481

Total fixed charges	$25,266	$31,462	$33,022	$35,067	$41,819	$103,037	$60,093

Ratio of Earnings to Fixed Charges	2.9x	1.6x	7.2x	7.9x	6.3x	1.9x	1.8x